December 20, 1996

EDGAR FILING

John Hancock California Tax-Free Income Fund
101 Huntington Avenue
Boston, MA 02199

         Re:      John Hancock California Tax-Free Income Fund (the "Trust")
                  (File Nos.: 33-31675 and 811-5979)    (0000856671)

Ladies and Gentlemen:

In connection with the filing of Post-Effective Amendment No. 17 pursuant to Rule 24e-2 under the Investment Company Act of 1940, as amended, registering by Post-Effective Amendment No. 14 under the Securities Act of 1933, as amended, 766,612 shares of the John Hancock Fund (the "Fund") sold in reliance upon Rule 24e-2 during the fiscal year ending August 31, 1996, it is the opinion of the undersigned that such shares will be legally issued, fully paid and nonassessable.

In connection with this opinion it should be noted that the Trust is an entity of the type generally known as a "Massachusetts business trust." Under Massachusetts law, shareholders of a Massachusetts business trust may be held personally liable for the obligations of the Trust. However, the Trust's Declaration of Trust disclaims shareholder liability for obligations of the Trust and indemnifies any shareholder of the Trust, with this indemnification to be paid solely out of the assets of the Trust. Therefore, the shareholder's risk is limited to circumstances in which the assets of the Trust are insufficient to meet the obligations asserted against Trust assets.

Sincerely,

/s/ Theresa Apruzzese

Theresa Apruzzese
Assistant Secretary
Member of Massachusetts Bar